Exhibit 99.2

First Quarter Report
2004

For the period ended March 31, 2004

IMI International Medical Innovations Inc.
Toronto Stock Exchange: IMI
American Stock Exchange: IME
www.imimedical.com

IMI First Quarter 2004 Report	2

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. is pleased to announce its results for the first quarter of fiscal 2004 ended March 31, 2004.

Over the past several quarters, we have gained considerable momentum with our skin cholesterol test, achieving a number of objectives that are key to its long-term commercial success:

●	We have strengthened the scientific validation and credibility of our products at an international level, with the publication of data from the MESA trial, a presentation at the American Heart Association annual meeting and our paper in Atherosclerosis.
●	We have broadened our market reach with multiple test formats; and
●	We have also taken steps to further protect our intellectual property, filing a patent application with the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office for the lab-processed format of IMI’s skin cholesterol test.

These accomplishments have created significant opportunities that we are working hard to capitalize on. In addition, we are actively negotiating licensing partnerships for our skin cholesterol test in the U.S. and European markets.

Looking ahead at the rest of 2004, IMI is poised to take significant steps forward with our cardiovascular products. Working with our partner, McNeil Consumer Healthcare, we are intent on developing a strong brand, and, over time, a leading market position. McNeil is continuing its education and awareness campaign and plans to make our test, branded in Canada as PREVU* Coronary Heart Disease Predictor, available this year.

We are also continuing to strengthen the credibility of our cancer products in the international medical community. A scientific abstract featuring LungAlert™, our unique and patented lung cancer-screening test, is scheduled to be presented at the American Thoracic Society (ATS) International Conference on May 24, 2004, in Orlando, Florida.

Another objective in 2004 is to expand our clinical program with new studies, which will help to further validate IMI’s products, advance the regulatory process and increase global awareness of IMI’s unique approach to screening for disease.

To summarize, we are more confident than ever that IMI has a strong platform for long-term, sustainable value creation. We appreciate your continuing support.

Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

IMI First Quarter 2004 Report	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results Of Operations
For the three months ended March 31, 2004 (Q1 2004), IMI reports a net loss of $1,083,000 or $0.05 per share compared to a loss of $811,000 or $0.04 per share for the quarter ended March 31, 2003 (Q1 2003).

Research and development expenditures for the quarter increased by $216,000 to $571,000 compared to $355,000 in Q1 2003. Spending on clinical trials during the quarter for skin cholesterol and cancer amounted to $138,000 compared to $22,000 during Q1 2003, an increase of $116,000. This includes several new trials that commenced in the latter part of 2003. Expenditures on intellectual property increased to $44,000 for the quarter compared to $6,000 in Q1 2003 and included a patent on a new format for the skin cholesterol test as well as a Japanese patent for colorectal cancer. Stock-based compensation resulted in non-cash expenses related to research of $20,000, compared to $3,000 for Q1 2003. Most of the other development costs remained at fairly constant levels.

General and administration expenses amounted to $521,000 for Q1 2004 compared to $519,000 in Q1 2003, an increase of $2,000. Professional fees for legal, audit and human resources decreased by $32,000 for the quarter. Insurance premiums increased by $21,000 in Q1 2004 as a result of the U.S. listing on the American Stock Exchange. Stock-based compensation resulted in a non-cash expense of $34,000 for Q1 2004 compared to $13,000 for Q1 2003.

Amortization expenses for equipment and acquired technology for Q1 2004 amounted to $57,000 compared to $43,000 for Q1 2003 as a result of the purchase of equipment to support clinical trials. Increases in capital assets amounted to $73,000 during Q1 2004 compared to $10,000 in Q1 2003.

Interest income amounted to $29,000 for Q1 2004, compared to $67,000 for Q1 2003. This decrease resulted from lower interest rates on invested cash and lower cash balances. Refundable scientific investment tax credits accrued for Q1 2004 amounted to $37,000 versus $38,000 for Q1 2003.

Liquidity and Capital Resources
As at March 31, 2004 the Company had cash, cash equivalents and short-term investments totaling $5,800,000 ($6,700,000 as at December 31, 2003). The Company received $11,000 from the exercise of options. Cash used to fund the operating activities during Q1 2004 amounted to $834,000 compared to $858,000 in Q1 2003. The Company has no long-term debt.

IMI First Quarter 2004 Report	4

Quarterly Financial Information
The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2004	2003				2002

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net sales	nil	nil	nil	nil	nil	nil	nil	nil

Investment tax credits	$37,000	$50,929	$56,634	$77,583	$38,000	$45,000	$45,000	$79,908

Interest income	$29,232	$86,805	$50,108	$71,202	$67,207	$70,789	$84,753	$54,743

Net loss	$1,082,700	$1,426,801	$992,174	$832,574	$811,162	$937,098	$1,089,167	1,192,876

Net loss per share(1):
- basic	$0.05	$0.06	$0.05	$0.04	$0.04	$0.05	$0.05	$0.06
- diluted	$0.05	$0.06	$0.05	$0.04	$0.04	$0.05	$0.05	$0.06

Note:
(1) Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended March 31, 2004 was 21,262,979.

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Factors That Could Affect Future Results
This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report and in the Annual Information Form for the year ended December 31, 2003 in evaluating the company’s business and its prospects. These documents are available on SEDAR at www.sedar.com.

To date, the Company has financed its activities through the issuance of shares and the recovery of research tax credits (ITCs). Management believes that, based on historic cash expenditures and the current expectation that revenues from partnering activities and product sales will begin in 2004, its existing cash resources together with the investment tax credits receivable of $217,000 will be sufficient to meet its current operating and capital requirements and that no additional funds would be required to support ongoing product development, research and clinical trials of its current technologies.

The Company is exposed to financial market risks such as interest rates and foreign exchange fluctuations. The Company invests its funds in short-term high-grade financial instruments with varying maturities. Since the Company’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Company’s results of operations. The company makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to the Company.

Ron Hosking, CA
Vice President and Chief Financial Officer

IMI First Quarter 2004 Report	6

IMI International Medical Innovations Inc.
Interim Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(Unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by the management of IMI International Medical Innovations Inc. The consolidated financial statements for the three- month period ended March 31, 2004 and 2003 have not been reviewed by the auditor of IMI International Medical Innovations Inc.

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IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

Consolidated Balance Sheets
(in Canadian Dollars)

As at March 31, 2004 and December 31, 2003

	March 31	December 31
	2004	2003
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$239,855	$61,625
Short-term investments	5,560,719	6,635,135
Prepaid expenses and other receivables	278,918	340,489
Investment tax credits receivable	217,000	180,000

Total current assets	6,296,492	7,217,249

Capital assets, net	484,354	403,205
Acquired technology, net	430,894	453,573

	$7,211,740	$8,074,027

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable Accrued liabilities	$274,855 426,500	$139,435 403,213

Total current liabilities	701,355	542,648

Deferred revenue	91,375	93,100

Total liabilities	792,730	635,748

Shareholders' equity
Capital stock	24,952,277	24,780,846
Warrants	204,200	312,200
Deficit	(18,737,467)	(17,654,767)

Total shareholders' equity	6,419,010	7,438,279

	$7,211,740	$8,074,027

See accompanying notes

IMI First Quarter 2004 Report	8

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit

	Three months ended

	March 31	March 31
	2004	2003
	(Unaudited)	(Unaudited)

EXPENSES
Research and development	$571,110	$354,772
General and administration	520,554	518,797
Amortization	57,268	42,800

	1,148,932	916,369

RECOVERIES AND OTHER INCOME
Investment tax credits	37,000	38,000
Interest	29,232	67,207

	66,232	105,207

Net loss for the period	(1,082,700)	(811,162)
Deficit, beginning of period	(17,654,767)	(13,592,056)

Deficit, end of period	$(18,737,467)	$(14,403,218)

Basic and diluted loss per share	$(0.05)	$(0.04)

Weighted average number of common shares outstanding	21,262,979	20,814,267

See accompanying notes

IMI First Quarter 2004 Report	9

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows

	Three months ended March 31

	March 31	March 31
	2004	2003
	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Net loss for the period	$(1,082,700)	$(811,162)
Add item not involving cash
Amortization	57,268	42,800
Stock compensation costs included in:
Research and development expense	20,182	3,086
General and administrative expense	34,181	13,245

	(971,069)	(752,031)
Net change in non-cash working capital balances related to operations [note 5]	137,019	(106,102)

Cash used in operating activities	(834,050)	(858,133)

INVESTING ACTIVITIES
Short term investments	1,074,416	697,804
Purchase of capital assets	(73,004)	(9,512)

Cash provided by investing activities	1,001,412	688,292

FINANCING ACTIVITIES
Issuance of capital stock, net	10,868	143,000

Cash provided by financing activities	10,868	143,000

Net increase (decrease) in cash and cash equivalents during the period	178,230	(26,841)
Cash and cash equivalents
- Beginning of period	61,625	150,451

- End of period	$239,855	$123,610

Represented by
Cash	$239,855	$123,610
Cash equivalents	-	-

	$239,855	$123,610

See accompanying notes

IMI First Quarter 2004 Report	10

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	Nature of the Company and Basis of Presentation

IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	Accounting Policies

The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2003. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2004 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The adoption of this pronouncement had no effect on the Company’s consolidated financial statements.

3.	Stock-Based Compensation
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The .

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new recommendations are generally applicable only to awards granted after the date of adoption

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended March 31

	2004	2003

Net loss as reported	$(1,082,700)	$(811,162)
Estimated stock-based compensation costs	(60,984)	(72,514)

Pro forma net loss	$(1,143,684)	$(883,676)

Pro forma basic and diluted loss per common share	$(0.05)	$(0.04)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: risk free interest rate of 4.56%, expected dividend yield of nil, expected volatility of 55.5%, and expected option life of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2003.

4.	Share Capital

	a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

	b)	Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$

Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846
Issued on exercise of options	3,150	10,868	-	10,868
Issuance of stock options	-	-	52,563	52,563
Expiry of warrants	-	-	08,000	08,000

Balance, March 31, 2004	21,264,052	24,067,721	884,556	24,952,277

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c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$

Balance, December 31, 2003	1,971,785	3.46
Granted	185,000	3.99
Exercised	(3,150)	3.45
Expired	(89,350)	3.72

Balance, March 31, 2004	2,064,285	3.50

5.	Consolidated Statements Of Cash Flows
Changes in non-cash working capital balances related to operations comprise of:

	Three months ended March 31

	2004	2003

Prepaid expenses and other receivables	$59,771	$146,121
Investment tax credits receivable	(37,000)	(38,000)
Accounts payable, accrued liabilities	115,973	(212,498)
Deferred revenue	(1,725)	(1,725)

	$137,019	$(106,102)

Included in accounts payable and accrued liabilities are capital asset acquisitions of $42,734 which have not been included in the consolidated statement of cash flows. Excluded from prepaid expenses and other receivables is the amortization of warrants of $1,800.